UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A. Files Motion for Approval by U.S. Court of

Approximately US$ 2.0 Billion in Debtor-in-Possession (“DIP”) Financing

Two-Tranche Financing Includes Approximately US$ 1.2 Billion of New Funds

Over 100 Lenders Participating in the Approximately US$ 1.3 Billion Senior Secured Tranche A Facility: US$ 880 Million of New Funds (US$ 590 Million by New Institutional Lenders and US$ 290 Million from Holders of Majority of Avianca’s 2023 Senior Secured Notes) and Approximately US$ 408 Million of Rollups and Purchase Consideration

US$ 240 Million of the Tranche A New Funds structured as a Backstop to Allow for the Eventual Participation of One or More Governments

Existing Lenders and New Investors Provide US$ 722 Million for the Subordinated

Secured Tranche B Facility (Inclusive of US$ 386 Million of Rollup Loans)

BOGOTA, Colombia, September 21, 2020 – Avianca Holdings S.A. (OTCMKTS: AVHOQ, BVC: PFAVH) (the “Company” or “Avianca”) today announced that it has secured commitments for debtor-in-possession (“DIP”) financing totaling just over US$ 2.0 billion and has filed a motion to approve the financing in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Court”).

Anko van der Werff, President and Chief Executive Officer of Avianca, said, “We are extremely pleased with the support received from a large number of third-party institutional investors and our existing lenders. We believe this demonstrates the market’s confidence in Avianca’s future as a strong, competitive and profitable airline. Securing these financing commitments is another concrete step forward in our Chapter 11 reorganization process and we look forward to the U.S. Court approval of our proposed DIP financing package. We have resumed operations in most domestic markets and plan to add more domestic and international destinations in the coming weeks, while we remain focused on refining our reorganization plan to fully address the current industry landscape and the effects of COVID-19, enabling our team to continue driving efficiency and margin expansion and positioning Avianca to successfully serve Latin America’s air travel needs for many years to come.”

The DIP financing – inclusive of rollups of existing debt and purchase loan consideration – is expected to be approximately US$ 2.0 billion, consisting of a US$ 1.27 billion Tranche A senior loan and a US$ 722 million Tranche B subordinated loan. The DIP financing includes approximately US$ 1.217 billion of new funds consisting of US$ 881 million in Tranche A and US$ 336 million in Tranche B.

On August 28, 2020, as part of syndicating the Tranche A DIP loan, the Company entered into a Restructuring Support Agreement (“RSA”) with an ad hoc group of holders representing a majority of Avianca’s 2023 senior secured notes who will provide US$ 290 million in new funds (inclusive of US$ 63 million of backstop) and roll up US$ 220 million of their existing notes into Tranche A.

US$ 240 million of the Tranche A financing has been structured as a backstop commitment, to allow for the eventual participation of one or more governments.

The US$ 722 million Tranche B DIP loan includes US$ 336 million of new money financing, as well as a rollup of approximately US$ 386 million of secured convertible debt issued in December 2019 and January 2020 (the “Existing Convertible Debt”). The new money financing was provided by certain of the Existing Convertible Debt lenders, including Kingsland Holdings S.A, as well as third-party investors; certain other Existing Convertible Debt lenders, including United Airlines, participated solely in the Tranche B loan rollup by refinancing their Existing Convertible Debt.

The DIP loans are secured by Avianca’s key assets (including the Company’s ownership stakes in its LifeMiles and cargo subsidiaries, as well as by its key brands and cash accounts). Both tranches are secured by a lien on all available collateral, with Tranche B subordinated in right of repayment to Tranche A. The collateral pool for these DIP financings was recently substantially increased via a series of agreements previously announced by Avianca.

The financing is subject to U.S. Court approval, with a hearing scheduled for October 5, 2020, and other customary conditions.

Seabury Securities LLC is serving as Avianca’s investment bank and financial advisor. Goldman Sachs Lending Partners LLC and JPMorgan Chase Bank, N.A. are serving as co-lead arrangers and joint bookrunners of the Tranche A DIP Loans. Milbank LLP is serving as Avianca’s legal advisor.

Additional information about the DIP financing is available on Avianca’s website (www.aviancaholdings.com).

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company had over 21,000 employees, operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. In 2019, the Company carried 30.5 million passengers, generating revenues of approximately US$ 4.6 billion.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations, and beliefs including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the impacts of COVID-19. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Central America Media Contacts

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

Colombia and South America Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo

Name:	Richard Galindo
Title:	General Secretary